SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                    ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-3910

                  The undersigned, a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Voyageur Tax Free Funds, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:       Voyageur Tax Free Funds
                          (a Delaware business trust, as successor registrant to Voyageur Tax Free Funds, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                             1818 Market Street
                             Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                              Eric E. Miller, Esq.
                              1818 Market Street
                              Philadelphia, PA 19103

Check Appropriate Box:

                                    Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                                      YES   [   ]                NO       [X] 1

Item 1.        Exact name of Registrant:  Voyageur Tax Free Funds

Item 2.        State and Date of Organization:  Delaware; December 17, 1998

Item 3.        Form of Organization:  business trust

Item 4.        Classification of Registrant:  management company

Item 5(a).     Registrant is an open-end company.

Item 5(b).     Registrant is a non-diversified investment company.

Item 6.        Name and address of Investment Adviser of Registrant:

                           Delaware Management Company
                           a series of Delaware Management Business Trust 2005 Market Street
                           One Commerce Square
                           Philadelphia, PA 19103

Item 7.        Trustees and Officers of the Registrant:

                   Wayne A. Stork, Chairman and Trustee
                   David A. Downes, President, Chief Executive Officer, Chief
                      Operating Officer, Chief Financial Officer and Trustee
                   Walter P. Babich, Trustee
                   Anthony D. Knerr, Trustee
                   Ann R. Leven, Trustee
                   Thomas F. Madison, Trustee
                   Charles E. Peck, Trustee
                   Jan L. Yoemans, Trustee
                   H. Thomas McMeekin, Executive Vice President and Chief
                      Investment Officer, Fixed Income
                   Richard J. Flannery, Esq., Executive Vice President and
                      General Counsel
                   Eric E. Miller, Esq., Senior Vice President, Deputy General
                      Counsel, Secretary
                   Joseph H. Hastings, Senior Vice President, Corporate
                      Controller
                   Michael P. Bishof, Senior Vice President, Treasurer
                   Patrick P. Coyne, Vice President, Senior Portfolio Manager Mitchell L. Conery, Vice President, Senior Portfolio Manager Elizabeth H. Howell, Vice President, Senior Portfolio Manager Andrew M. McCullagh, Vice President, Senior Portfolio Manager

                   The address for each of the trustees and officers of the Registrant:

                         1818 Market Street
                         Philadelphia, PA 19103

Item 8.            Not Applicable.

Item 9(a).         No.

Item 9(b).         Not Applicable.

Item 9(c). Yes. The Registrant, Voyageur Tax Free Funds, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Voyageur Tax Free Funds, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on November 1, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Voyageur Tax Free Funds, Inc. in exchange for shares of the Registrant.

Item 9(d).         No.

Item 9(e).         Not Applicable.

Item 10.           Current value of Registrant's total assets:
                      None

Item 11.           No.

Item 12.           None.


                                   SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania as of the 29th day of October, 1999.


                                    VOYAGEUR TAX FREE FUNDS


                                    By  /s/ Eric E. Miller
                                    Eric E. Miller, Senior Vice President and
                                    Secretary


Attest:    /s/ Michael D. Mabry
           Michael D. Mabry, Vice President
           and Assistant Secretary

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1      On  August  16,  1999,  Voyageur  Tax  Free  Funds  filed  Post-Effective
       Amendment No. 33 to the registration statement on Form N-lA of Voyageur Tax Free Funds, Inc. in connection with the reorganization of Voyageur
       Tax  Free  Funds,   Inc.  into  Voyageur  Tax  Free  Funds.   By  and  in
       Post-Effective Amendment No. 33, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Voyageur Tax Free Funds, as successor, adopted the registration statement on Form N-1A of Voyageur Tax Free Funds, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.